

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2012
DIVISION OF TRADING & MARKETS

UNI
SECURITIES AND
Washin

12060753

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cooper Malone McClain, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E Kellogg, Ste 700
(No. and Street)

Wichita	KS	67207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cooper 316-685-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen Gibbs & Houlik, LC
(Name – *if individual, state last, first, middle name*)

301 N Main St, Ste 1700	Wichita	KS	67202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2011 AND 2010

WITH

INDEPENDENT AUDITORS' REPORT

OATH OR AFFIRMATION

I, John K Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



AMANDA L CARBON
Notary Public, State of Kansas
My Appointment Expires
6/22/14

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2011 and 2010

TABLE OF CONTENTS



Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the statements of financial condition of Cooper Malone McClain, Inc. as of December 31, 2011 and 2010, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 1, 2012

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2011 and 2010

ASSETS

	2011	2010
Cash	**$ 56,900**	$ 13,717
Deposit with clearing organization	**244,839**	236,498
Receivables:		
Commissions and interest	**6,359**	12,520
Employees and stockholders	**10,069**	11,309
Securities owned		
Investment inventory, at market; cost $90,082 and $387,911, respectively	**77,625**	392,818
Company investments, at market; cost $702,408 and $497,312, respectively	**478,780**	499,270
Furniture and equipment, net of accumulated depreciation of $81,043 and $79,699	**10,744**	13,345
Other Assets:		
Cash surrender value of life insurance	**615,302**	564,678
Other	**19,854**	21,687
Total assets	**$ 1,520,472**	$ 1,765,842

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
Liabilities:		
Note and margin payable, clearing organization	**$ 369,143**	$ 585,495
Payables:		
Clearing organization	**8,430**	10,030
Other liabilities	**24,338**	35,300
Total liabilities	**401,911**	630,825
Stockholders' equity:		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	**100,000**	100,000
Additional paid-in capital	**350,157**	350,157
Retained earnings	**668,404**	684,860
Total stockholders' equity	**1,118,561**	1,135,017
	$ 1,520,472	$ 1,765,842

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Trading commission income	**$ 357,830**	$ 401,279
Net trading profit	**506,125**	610,476
Interest income	**33,979**	36,366
Underwriting profits	**681,272**	199,049
Fiscal advisory fees	**181,614**	83,660
Other	**103,174**	111,509
Unrealized (loss) gain, securities owned	**(242,950)**	54,102
	1,621,044	1,496,441
Expenses:		
Salaries and commissions	**1,093,288**	898,340
General and administrative	**487,731**	458,594
Interest	**13,981**	13,264
	1,595,000	1,370,198
Net income	**$ 26,044**	**$** 126,243

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2011 and 2010

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2009	100,000	$ 100,000	$ 350,157	$ 573,617	$ 1,023,774
Distribution to stockholders				(15,000)	(15,000)
Net income				126,243	126,243
Balance, December 31, 2010	100,000	100,000	350,157	684,860	1,135,017
Distribution to stockholders				**(42,500)**	**(42,500)**
Net income				**26,044**	**26,044**
Balance, December 31, 2011	**100,000**	**$ 100,000**	**$ 350,157**	**$ 668,404**	**$ 1,118,561**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income	$ 26,044	$ 126,243
Adjustments to reconcile net income to net cash flow from operating activities:		
Depreciation and amortization	4,925	5,663
Loss on sale of furniture and equipment	632	293
Changes in operating assets and liabilities:		
Deposit with clearing organization	(8,341)	64,656
Receivables	7,400	(8,602)
Securities owned	335,683	(201,370)
Other assets	1,833	499
Payables:		
Clearing organization	(1,600)	(1,025)
Other liabilities	(10,962)	19,392
Net cash flow from operating activities	355,614	5,749
Cash flows from investing activities:		
Purchase of furniture and equipment	(3,055)	(734)
Proceeds on sale of furniture and equipment	100	--
Net change in cash surrender value of life insurance	(50,624)	(48,849)
Net cash flow from investing activities	(53,579)	(49,583)
Cash flows from financing activities:		
Distributions to stockholders	(42,500)	(15,000)
Net receipts on note and margin payable, clearing organization	(216,352)	63,801
Net cash flow from financing activities	(258,852)	48,801
Change in cash and cash equivalents	43,183	4,967
Cash and cash equivalents, beginning of year	13,717	8,750
Cash and cash equivalents, end of year	$ 56,900	$ 13,717

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions, including trading commission income, net trading gains/losses (included in net trading profit), and unrealized gains and losses are recorded on the trade date. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured. Interest income is recognized when earned.

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Receivables – Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. Employees and stockholders receivables consist of amounts due from related parties.

Securities Owned – Securities owned are classified as Company securities, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. They are carried at fair value. Substantially all the municipal bonds pertain to Kansas issues.

Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation, and are carried at fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes – The Company has elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, the stockholders are taxed individually on their respective share of the Company's taxable income. The Company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2008, 2009, 2010, and 2011.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash Surrender Value of Life Insurance – Cash surrender values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2011 and 2010. These policies are held on the Company's founders.

Reclassifications – Certain items in these financial statements have been reclassified to reflect current year presentation.

Subsequent Events – Subsequent events have been evaluated through February 1, 2012, which is the date the financial statements were available to be issued.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or various percentages of securities owned. There were deposits of $244,839 and $236,498 at December 31, 2011 and 2010, respectively.

4. SECURITIES OWNED

Securities owned at December 31, 2011 and 2010, consist of trading and investment securities at fair values, as follows:

	2011	2010
Investment inventory:		
Municipal bonds	$ 77,625	$ 392,818
Company investments:		
Equity securities	$ 478,780	$ 499,270

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2011	2010	Useful Lives
Office furniture and fixtures	$ 72,163	$ 72,163	6 to 10 years
Computer equipment and software	19,624	20,881	3 to 6 years
	$ 91,787	$ 93,044	

Depreciation charged to income was $4,925 and $5,663 in 2011 and 2010, respectively.

6. LEASES

The Company leases office space (through May 2014) and equipment (through October 2012) under long-term lease agreements that are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2011:

Year Ending December 31,	
2012	$ 58,801
2013	55,801
2014	23,251

Rental expense for all operating leases was $57,598 and $54,689 in 2011 and 2010, respectively.

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, the Company's clearing organization. Amounts payable on this note were $369,143 and $585,495 at December 31, 2011 and 2010, respectively. The note is secured by municipal bonds as well as equity securities with a market value of $556,405 and $892,088 at December 31, 2011 and 2010, respectively, and is due as the respective secured inventory is sold.

Interest expense is calculated daily on the inventory settlement date balance at the margin base rate (4.59% at December 31, 2011). Interest paid for 2011 and 2010 was $13,981 and $13,264, respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company contributes safe harbor contributions each pay period. The Company contributed $35,092 and $26,540, during the years ended December 31, 2011 and 2010, respectively.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value measurements apply to all assets and liabilities that are being measured and reported on a fair value basis. This requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Inputs – Quoted prices in active markets for identical assets of liabilities. This includes securities owned consisting of corporate bonds, municipal bonds and equity securities.

Level 2 Inputs – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets of liabilities.

Level 3 Inputs – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Securities Owned – These instruments are valued in an active market (Level 1) unless required to be discounted based on regulatory requirements (Level 3).

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table sets forth the Company's financial assets and liabilities by level within the fair value hierarchy that were measured at fair value on a recurring basis.

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Fair Value
Assets as of December 31, 2011:				
Securities owned	$ 531,673	$ --	$ 24,732	$ 556,405
Assets as of December 31, 2010:				
Securities owned	$ 828,036	$ --	$ 64,052	$ 892,088

The table below sets forth a summary of changes in the fair value of the Company's Level 3 assets for the years ended December 31, 2011 and 2010:

	Investments	
	2011	2010
Balance, beginning of year	$ 64,052	$ 97,007
Investment sales	(39,133)	(97,007)
Investment purchases	2,750	74,707
Regulatory adjustment	(2,937)	(10,655)
Balance, end of year	$ 24,732	$ 64,052

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $997,421 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $972,114 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .05 to 1.

11. OFF-BALANCE SHEET RISK

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

SUPPLEMENTARY INFORMATION



Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the accompanying financial statements of Cooper Malone McClain, Inc. as of and for the years ended December 31, 2011 and 2010, and have issued our report thereon dated February 1, 2012. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Allen, Gibbs & Houlik, L.C.

February 1, 2012

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2011 and 2010

	2011	2010
Aggregate indebtedness:		
Payable:		
Clearing organization	$ 8,430	$ 10,030
Other liabilities	24,338	35,300
Total aggregate indebtedness	$ 32,768	$ 45,330
Net capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	350,157	350,157
Retained earnings	668,404	684,860
Total credit items	1,118,561	1,135,017
Deductions and charges:		
Receivables, employees and stockholders	10,069	11,309
Furniture and equipment, at cost, less accumulated depreciation	10,744	13,345
Other assets	19,854	21,687
Haircuts and undue concentration on securities owned	80,473	116,562
Total deductions and charges	121,140	162,903
Net capital	$ 997,421	$ 972,114
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	897,421	872,114
	$ 997,421	$ 972,114
Ratio of aggregate indebtedness to net capital	.03 to 1	.05 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2011 and 2010.

COOPER MALONE MCCLAIN, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2011 and 2010

	2011	2010
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2011 and 2010	$ 32,768	$ 45,330
Aggregate indebtedness as computed on Schedule 1	$ 32,768	$ 45,330
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2011 and 2010	$ 997,421	$ 972,114
Net capital as computed on Schedule 1	$ 997,421	$ 972,114



Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

Independent Auditors' Report on Internal Control

To the Board of Directors
Cooper Malone McClain, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of Cooper Malone McClain, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2012
Wichita, KS